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March 21, 2025

Confidential

Mr. Bradley Ecker

Ms. Erin Purnell

Ms. Stephany Yang

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Generation Essentials Group

Draft Registration Statement on Form F-4

Submitted February 19, 2025

CIK No. 0002053456

Dear Sir/Madam,

On behalf of our client, The Generation Essentials Group (formerly known as World Media and Entertainment Universal Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 18, 2025 on the Company’s draft registration statement on Form F-4 confidentially submitted on February 19, 2025 (the “Draft Registration Statement”) relating to the proposed business combination involving the Company and Black Spade Acquisition II Co (“Black Spade II”), a Cayman Islands exempted company.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR with the Commission for confidential review.

Securities and Exchange Commission

March 21, 2025

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the revision and supplementation of disclosures in response to the Staff’s comments, the Company has also included in the Revised Draft Registration Statement (i) the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024, (ii) the audited consolidated financial statements of Black Spade II as of December 31, 2024 and for the period from May 9, 2024 (inception) through December 31, 2024, (iii) the unaudited pro forma combined financial information of the Company and Black Spade II as of December 31, 2024 and for the fiscal year ended December 31, 2024, and (iv) other information and data to reflect developments since the last submission, including the change of the Company’s corporate name from “World Media and Entertainment Universal Inc.” to “The Generation Essentials Group” which was effected in March 2025.

Draft Registration Statement on Form F-4 submitted February 19, 2025

Cover Page

1.	We note that aWME will make a cash payment equal to $1.25 per share to non-redeeming shareholders of Black Spade II. Please revise to quantify the total dollar amount that could be rewarded to such shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 7 and 23 of the Revised Draft Registration Statement.

2.	We note your disclosure that aWME will qualify as a controlled company. Please revise to combine this paragraph with the disclosure regarding the AMTD entities that is included later on the cover page. Specifically, where you first state that aWME will be a controlled company, please identify the controlling shareholder or shareholders and provide their percentage of ownership after the completion of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 21, 2025

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

Q: What equity stake will Black Spade II Shareholders and aWME Shareholders have in aWME after the Business Combination?, page 16

3.	Please provide disclosure, in a footnote or otherwise, accompanying your redemption scenarios that shows AMTD Group Inc.'s controlling interest in the combined company.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

Potential sources of dilution, page 36

4.	Please revise your prospectus to include a dilution table that complies with all of the requirements outlined in Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus

Sources and Uses of Funds for the Business Combination, page 38

5.	Please include the cash payment that aWME intends to make to non-redeeming shareholders of Black Spade II in your table. If the precise amount is not currently known, please provide good faith estimates.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Compensation Received by the Sponsor and its affiliates, page 50

6.	In a tabular format, please provide the terms and amount of the compensation received or to be received by the SPAC Sponsor, its affiliates, and promoters in connection with the business combination or any related financing transaction, the amount of securities issued or to be issued by aWME to the SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the business combination or any related financing transaction. Outside of the table, please provide the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders. Refer to Item 1604(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 21, 2025

RISK FACTORS, page 75

7.	We note that the only material financial and valuation analyses undertaken as part of the business combination were prepared by the Black Spade II board. Please add risk factor disclosure that addresses the risks that reliance on the valuation analyses poses to investors. Provide appropriate cross references wherever applicable to your discussion on the interests that Black Spade II's directors and officers have on the completion of a business combination.

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and pages 21, 99, 106, 132 and 158 of the Revised Draft Registration Statement.

THE BUSINESS COMBINATION AGREEMENT, page 134

8.	Disclose in this section an explanation of any material differences in the rights of Black Spade II and aWME security holders as compared with security holders of the combined company as a result of the business combination. Specifically, disclose the differences in the rights of holders of the combined company Class A and Class B Ordinary Shares. Refer to Item 1604(b)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Revised Draft Registration Statement.

PROPOSAL 1 - THE BUSINESS COMBINATION PROPOSAL, page 145

9.	State whether or not a majority of the directors (or members of a similar governing body) of Black Spade II have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating terms of the business combination and/or preparing a report concerning the approval of the business combination. Refer to Item 1606(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 21, 2025

INFORMATION ABOUT BLACK SPADE II, page 165

10.	Please revise your disclosure here and wherever applicable to specifically identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7).

In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Revised Draft Registration Statement.

11.	Briefly describe the fiduciary duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties. Please refer to Item 1603(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Revised Draft Registration Statement.

aWME's Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Segment Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023, page 218

12.	We note your disclosure that the revenue from the strategic investment segment increased in 2023 partly due to the termination of certain derivative contract in 2023. Please tell us in sufficient detail what the transaction entailed and how you accounted for the revenue. Please revise your notes to the financial statements to disclose the related revenue recognition policy as required.

The Company respectfully refers the Staff to note 17 of the financial statements regarding details of derivative financial instruments of the Company. In December 2023, the Company terminated the Upside Participation and Profit Distribution Agreements and Future Settlement Contract with the counterparty and the fair value change of these derivative financial instruments is classified as “gain related to disposed financial assets at fair value through profit or loss” on the consolidated statements of profit or loss and other comprehensive income. The fair value change is measured under IFRS 9 and the related accounting policies are disclosed in the note 2.3 under the header of “Financial instruments - Investments and other financial assets”.

“Dividend income and gain related to disposed financial assets at fair value through profit or loss” and “Net fair value changes on FVTPL” are grouped as part of the revenue because strategic investment segment is a part of the Company’s ordinary course of operations and disclosed in page F-35 of the financial statements.

The Company has also revised the disclosure on page 219 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 21, 2025

Unaudited Pro Forma Condensed Combined Financial Information, page 224

13.	We note that the historical financial statements of Black Spade II are prepared based on the U.S. GAAP while the historical financial statements of aWME and the pro forma financial statements appear prepared based on the IFRS as issued by the IASB. Please tell us your consideration for presenting the adjustments to give effect to the differences between the U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.

In response to the Staff’s comment, the Company respectfully submits that the revised unaudited pro forma condensed combined financial information contained in the Revised Draft Registration Statement includes the adjustment effected to convert the financial statements of Black Spade II from U.S. GAAP to IFRS.

14.	Your disclosure on page 136 indicates that following the closing of the business combination, earnout shares may be issued to AMTD Digital, AMTD IDEA Group, and AMTD Group Inc. upon occurrence of certain triggering events. Please tell us what consideration you gave to accounting for the arrangement within your pro forma financial statements. As part of your response, please provide us with your analysis and cite the authoritative guidance you relied upon in determining your accounting treatment.

In response to the Staff’s comment, the Company respectfully submits that earnout shares issuable after the Closing are excluded during the preparation of the unaudited pro forma condensed combined financial information.

Article 11 of SEC Regulation S-X governs the preparation of pro forma financial information. Under Article 11, the pro forma adjustments must be:

●	Directly attributable to the transaction,

●	Factually supportable, and

●	Expected to have a continuing impact.

When preparing pro forma financial information under SEC Regulation S-X Article 11, contingent consideration is included only if it is “reasonably estimable” and considered probable of occurring at the time the pro forma financial information is prepared. Earnout arrangements tied to future events, such as share price targets (VWAP) and non-market operational conditions of acquisition-related targets (hotel and coffee shops acquisitions), are inherently uncertain at the time of the transaction. Therefore, these earnout arrangements do not meet the “reasonably estimable” and “probable” at the time of preparing pro forma financial information.

Earnout shares contingent on future events generally do not meet the “factually supportable” and “directly attributable” criteria at the time of the pro forma financial information because the future triggering events have not yet occurred and are uncertain in nature. Thus, they are excluded from the pro forma financial information.

Securities and Exchange Commission

March 21, 2025

Compensation of Directors and Executive Officers, page 244

15.	Please update your executive compensation for the year ended December 31, 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page 243 of the Revised Draft Registration Statement.

TAX CONSIDERATIONS, page 246

16.	Please revise to provide the federal income tax consequences of the business combination to (i) Black Spade II, (ii) aWME, (iii) aWME security holders, and (iv) Black Spade II security holders. Refer to Item 1605(b)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 246 to clarify that the section (now titled “Effects of the Business Combination”) is not limited to the Black Spade II security holders, and notes that such section currently discusses the federal income tax consequences of the business combination to (i) Black Spade II and (ii) TGE (formerly known as aWME) (see page 247), in addition to Black Spade II security holders. Additionally, the Company respectfully notes that the Company does not believe that any additional disclosure is required regarding the federal income tax consequences of the business combination to TGE security holders (formerly known as aWME security holders) because there are no TGE security holders that are U.S. Holders/tax residents of the United States.

World Media and Entertainment Universal Inc.

Notes to the Combined Financial Statements for the Years Ended December 31, 2022 and 2023 and Six Months Ended June 30, 2023 and 2024

2. Application of International Financial Reporting Standards

Revenue recognition, page F-40

17.	We note your disclosure that hotel operation services income are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligations, as the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs. Please revise your disclosure of the revenue recognition policy to comply with the disclosure requirements of IFRS 15, including paragraphs 119, 124, and 126, as applicable.

In response to the Staff’s comment, the Company has revised page F-34 relating to the disclosure on the hotel operation services income based on the requirement of IFRS 15, including paragraphs 119, 124 and 126.

18.	We note you disclose on page F-57 that the Group entered into movie income right agreements with production houses, and it is entitled to certain percentage of the variable profit to be derived from the release movies. Please clarify which segment recorded the related revenue in the reported periods and disclose the applicable revenue recognition policy or advise.

The Company respectfully refers the Staff to page F-41, where it is stated that movie income right investments are included under the strategic investment segment. Movie income right investments are classified as financial assets at fair value through profit or loss in accordance with IFRS 9.

The fair value change on movie income right investments is classified and included in the line “net fair value changes on FVTPL” on the consolidated statements of profit or loss and other comprehensive income. As explained in question 12 above, the Company classified “dividend income and gain related to disposed financial assets at fair value through profit or loss” and “net fair value changes on FVTPL” are grouped as part of the revenue because strategic investment segment is a part of the Company’s ordinary course of operations and disclosed in page F-35 of the financial statements..

Securities and Exchange Commission

March 21, 2025

5. Revenue and Other Income, page F-48

19.	We note your disclosure of the gain of $24,757,000 related to the disposal of equity interests in certain subsidiaries on page F-49. Please disclose in sufficient detail what the transaction related to and tell us your consideration for presenting it as a discontinued operation. Refer to IFRS 5.32.

The Company respectfully refers the Staff to IFRS 5.32, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or; (c) is a subsidiary acquired exclusively with a view to resale.

As disclosed in the revised page F-49, the subsidiaries being disposed by the Company have certain non-core business and intellectual properties and the Company did not develop these businesses or utilize these intellectual properties since acquisition. The Company is of the view that the disposal does not fall under IFRS 5.32 as a discontinued operation as (i) these subsidiaries did not represent a significant separate major line of business in terms of their operations, revenues, or assets within the Company; and (ii) the financial and operational impact of these subsidiaries on the Company’s overall business was minimal, thus not constituting a significant strategic shift that would affect the Company’s results or operations substantially.

General

20.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 113-114 of the Revised Draft Registration Statement.

21.	Disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the special purpose acquisition company, including the date(s) on which the agreement, arrangement, or understanding may expire. Refer to Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 21, 2025

22.	Please tell us, with a view toward disclosure, whether you have received notice from the underwriters or any other firm engaged in connection with the SPAC’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC’s initial public offering.

The Company respectfully confirms that Black Spade II has not received notice from the underwriters of its IPO or any other firm engaged in connection with Black Spade II's IPO about ceasing involvement in the proposed transaction.

23.	Please provide the information required by General Instruction I.2(f) of Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on page 265 of the Revised Draft Registration Statement.

24.	Please clarify whether or not the Black Spade II board reviewed any financial projections of aWME prepared by any of the parties named herein in connection with the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 152 of the Revised Draft Registration Statement.

25.	Please provide the Intellectual Property License Agreement with AMTD Group Inc. as an exhibit to your registration statement or tell us why you are not required to do so.

In response to the Staff’s comment, the Company has filed this agreement as Exhibit 10.8 to the Revised Draft Registration Statement.

26.	Please tell us if the majority of aWME’s operations are in China, including Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully submits that the majority of its operations are outside China (including Hong Kong and Macau), and its operations in China primarily relate to the operation of the iclub AMTD Sheung Wan Hotel and the publication of L’Officiel in Hong Kong (directly owned) and in mainland China (through franchisee). The Company’s operations in China (including Hong Kong and Macau) contribute only an insignificant portion of its total revenues and expenses. The Company is headquartered in Paris, France, and the majority of the members of its executive team reside in and are citizens of countries other than China (including Hong Kong and Macau).

*     *     *

Securities and Exchange Commission

March 21, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group

Samuel Chao, Director and Chief Financial Officer, The Generation Essentials Group

Dennis Tam, Executive Chairman of the Board and Co-CEO, Black Spade Acquisition II Co

Kester Ng, Director, Co-CEO and CFO, Black Spade Acquisition II Co

Richard Taylor, Director, Co-CEO and COO, Black Spade Acquisition II Co

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP